November 28, 2016

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Registration Statement on Form S-1
Initial Form S-1 Filed: October 5, 2016
CIK No. 0001579823

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer to Comment 1: We acknowledge the Staff’s comment. The company does not intend to provide any written communications in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 4

Comment 2: Please disclose the basis for each of your assertions about the size of the markets in the beverage industry and your competitive position within the industry. For example, provide further basis for the figure in the filing which states that kombucha is a $1.6 billion category. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. Please make similar changes in the Business section of the filing.

Answer to Comment 2: We acknowledge the Staff’s comment, and we have revised the registration statement on page 3 of the registration statement to disclose the principal sources we have relied upon for the market data disclosed in the registration statement.

Comment 3: Please disclose the basis for your statement on page 5 that “the DSD arm of our business [is] a significant cash generator and profitable standalone business.”

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Answer to Comment 3: We acknowledge the Staff’s comment, and we have removed the disclosure listed in Comment 3 from the revised registration statement.

Comment 4: Please clarify the statement on page 6 that “[e]ach member of [your] leadership team at New Age possesses 15 to 25 years of experience in the beverage industry.” We note your disclosure on page 45 with respect to the business experience of your officers and directors.

Answer to Comment 4: We have revised the registration statement on page 6 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Statement of Operations for the six months ended June 30, 2016, page 10

Comment 5: Please revise the pro forma statement of operations for the six months ended June 30, 2016 to disclose New Age Beverage’s historical weighted average shares outstanding, the shares issued in the Xing Group acquisition transaction and any pro forma adjustments to weighted average shares required to arrive at the pro forma weighted average shares outstanding for this period.

Answer to Comment 5: We acknowledge the Staff’s comment, and the Company has revised pro forma financial statements on page 10 in response to the Staff’s comment.

Comment 6: Your disclosure in the third paragraph on page 28 of the draft registration statement indicates that your results of operations for the six months ended June 30, 2016 included transactional costs of $1,411,111 or which $388,355 was included in general and administrative expense and $1,023,756 was included in legal and professional fees. As these appear to be nonrecurring costs directly attributable to the Xing Group acquisition transaction, please revise to include a pro forma adjustment eliminating these expenses from the June 30, 2016 pro forma statement of operations. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X. Also, please ensure any revised pro forma information for this period is consistent with that disclosed in Note 3 to the interim financial statements on page F-9.

Answer to Comment 6: The Company has revised the registration statement on page 28 in response to the Staff’s comment. The Company has included a pro forma adjustment eliminating the nonrecurring expenses from the Company’s operating expenses description, which is consistent with Note 3 to the revised interim financial statements.

Unaudited Pro Forma Statement of Operations for the year ended December 31, 2015, page 11

Comment 7: Please revise the pro forma statement of operations for the year ended December 31, 2015 to reflect the results of operations New Age’s predecessor and successor entity’s in separate columns in the pro forma statement of operations consistent with the presentation in the audited financial statements for the 2015 periods.

Answer to Comment 7: The Company has revised the registration statement on page 11 in response to the Staff’s comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Comment 8: Please revise the pro forma statement of operations for the year ended December 31, 2015 to eliminate the disclosure of the loss from discontinued operations. The pro forma statement of operations should present income from continuing operations and related income per share disclosures. Refer to the guidance outlined in Rule 11-02(b)(5) of Regulation S-X.

Answer to Comment 8: The Company has revised the registration statement on page 11 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Financial Statements, page 12

3. Pro Forma Adjustments

Comment 9: Please revise footnotes A and B to disclose the significant assumptions that were used to calculate these pro forma adjustments. Your revised disclosure should indicate the useful lives being used to depreciate the stepped up basis of property and equipment and the interest rate associated with the debt obtained and issued as part of the Xing Group acquisition transaction. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Answer to Comment 9: The Company has revised the registration statement on page 12 in response to the Staff’s comment.

Risk Factors, page 13

We have incurred significant losses to date and may continue to incur losses, page 13

Comment 10: Since the Xing Group transaction is already reflected in your June 30, 2016 balance sheet, please revise the disclosure in the second paragraph of this risk factor to disclose your actual accumulated deficit at this date rather than a “pro forma” amount giving effect to the Xing Group transaction.

Answer to Comment 10: The Company has revised the registration statement on page 13 in response to the Staff’s comment.

Failure to achieve and maintain effective internal controls…page 15

Comment 11: Please disclose when and how the company plans to remediate the material weaknesses.

Answer to Comment 11: The Company has revised the registration statement on page 15 in response to the Staff’s comment. The Company has added financial resources due to its Xing acquisition, and has hired a new controller, which has created multiple levels of supervision and review as they relate to the Company’s financial disclosure and reporting processes. Therefore, the Company believes that it has remediated its material weaknesses.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

We face various operating hazards that could result in the reduction…page 17

Comment 12: Please consider tailoring the risk factor disclosure to the specific beverage markets in which the company operates, e.g., the kombucha market, or advise.

Answer to Comment 12: The Company has revised the registration statement on page 17 in response to the Staff’s comment.

Use of Proceeds, page 22

Comment 13: We note that you plan to use a portion of the proceeds to repay amounts owed under a promissory note issued in connection with your Xing acquisition. Please revise your disclosure to provide the information required by Instruction 4 to Item 504 of Regulation S-K, as applicable.

Answer to Comment 13: The Company has revised the registration statement on page 22 in response to the Staff’s comment.

Comment 14: We note your disclosure on page F-12 that the note payable to a member of management is due immediately if the company raises $2 million or more in funding. Please disclose in this section or advise.

Answer to Comment 14: The Company has revised the registration statement on page F-12 in response to the Staff’s comment.

Dilution, page 26

Comment 15: Please revise the calculation of net tangible book value as of June 30, 2016 of $6,200,452 and $.30 per share to exclude your goodwill and customer relationship intangibles at this date of $7,335,529 and $145,833, respectively.

Answer to Comment 15: The Company has revised the registration statement on page 26 in response to the Staff’s comment, and has also updated the information based on the September 30, 2016 financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment 16: We note your statement in the last paragraph on page 27 that the Xing brands have been cash flow positive for a number of years. Please clarify this statement by disclosing how you define “cash flow positive” and the relevant periods to which you refer.

Answer to Comment 16: The Company has revised the registration statement on page 27, and has removed the phrase “cash flow positive”, in response to the Staff’s Comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Liquidity and Capital Resources, page 34

Comment 17: Please disclose the material terms of your debt, such as the $8.5 million note payable to a bank, the $4.5 million note payable to the Xing sellers, the $200,000 convertible promissory note, and your related party debt. Also include the agreements related to these transactions in the exhibit index.

Answer to Comment 17: The Company has revised the registration statement on page 34 in response to the Staff’s comment. The $4.5 million note payable to the Xing sellers was included as Exhibit 2.2 of the registration statement. The $200,000 note is included as Exhibit 10.8 to the revised registration statement. The Company does not have a note for $8.5 million.

Comment 18: We note your disclosure on page 27 that “as part of the financing of the acquisition, a reducing revolving credit facility totaling $5,900,000 at an interest rate of libor plus 2.75% was established by the Company’s banking partner that enables the Company access to additional working capital over time.” Please describe the material terms of this agreement and file it as an exhibit.

Answer to Comment 18: We acknowledge the Staff’s comment, and the Credit Agreement has been described in the revised registration statement and has been included as Exhibit 10.7.

Cash Flows, page 35

Comment 19: Please revise to include a discussion of New Age Beverage’s cash flows from operating, investing and financing activities during the periods presented in its audited financial statements including the 2015 successor and predecessor periods and the year ended December 31, 2014.

Answer to Comment 19: The Company has revised the registration statement on page 36 in response to the Staff’s comment.

Business, page 39

Comment 20: We note your risk factors on pages 15-16 regarding your dependence on suppliers, large retailers, third party manufacturers, and distributors for your business. Please further discuss the material terms of your relationships with these third parties, including whether you have contractual arrangements with such entities. Please file any material contracts as exhibits. See Item 601(b)(10) of Regulation S-K.

Answer to Comment 20: The Company has revised the registration statement on page 40 in response to the Staff’s comment. The Company has included the materials terms of the oral agreements in place with the Company’s suppliers, manufacturers and distributors. There are no written or material contracts with such third parties. The agreements were entered into in the normal course of business within the guidelines of industry practices and are not deemed material and definite.

Comment 21: We note your disclosure that you rely on a limited number of suppliers for raw materials used to make and package the company’s products. Please disclose the names of your principal suppliers of raw materials as required by Item 101(h)(4)(v) of Regulation S-K.

Answer to Comment 21: The Company has revised the registration statement on page 40 in response to the Staff’s comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Comment 22: If applicable, please describe your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Answer to Comment 22: The Company has revised the registration statement on page 40 in response to the Staff’s comment.

Government and Industry Regulation, page 43

Comment 23: We note your risk factor on page 16 regarding government laws and regulations. Please disclose the need for any government approval of your products and the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Answer to Comment 23: The Company has revised the registration statement on page 43 in response to the Staff’s comment.

Property, page 43

Comment 24: You state on page 4 that you manufacture your products in your own fully-integrated manufacturing facilities. Please clarify where these facilities are located.

Answer to Comment 24: The Company has revised the registration statement on page 43 in response to the Staff’s comment.

Executive Compensation, page 46

Comment 25: Please quantify the amount of shares and the dollar value of the shares paid to Brent Willis as a sign-on incentive bonus.

Answer to Comment 25: The Company has revised the registration statement on page 46 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 47

Comment 26: Please disclose the addresses for your greater than 5% beneficial owners. See Item 403(a) of Regulation S-K.

Answer to Comment 26: The Company has revised the registration statement on page 47 in response to the Staff’s comment.

Comment 27: Please describe the terms under which Brent Willis will receive the shares described in footnote (4) to the table.

Answer to Comment 27: The Company has revised the registration statement on page 47 in response to the Staff’s comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Certain Relationships and Related Transactions, page 48

Comment 28: Please disclose the information required by Item 404 of Regulation S-K since January 1, 2013. See Instruction 1 to Item 404.

Answer to Comment 28: The Company has revised the registration statement on page 48 in response to the Staff’s comment.

Comment 29: Please disclose the note payable to a member of management as described on page F-12. See Item 404(d) of Regulation S-K.

Answer to Comment 29: The Company has revised the registration statement on page 48 in response to the Staff’s comment.

Comment 30: Please describe the funding agreement with Nuwa Group LLC. See Item 404(d) of Regulation S-K.

Answer to Comment 30: The Company has revised the registration statement on page 48 in response to the Staff’s comment.

Financial Statements

Comment 31: We note that you completed the acquisition of the assets of New Age Beverage, LLC, New Age Properties, LLC, Aspen Pure, LLC, and Xing Beverage, LLC (collectively, Xing Group) on June 30, 2016. It appears that you succeeded to substantially all of the business of Xing Group and your operations prior to the succession appear insignificant relative to the operations acquired. As a result, it appears that the Xing Group is the Company’s Predecessor for financial statement purposes as such term is defined in Rule 405 of Regulation C. Given this factor, please revise your registration statement as follows:

●         Please revise to include unaudited comparative combined predecessor statements of operations, cash flows and changes in stockholders equity for the interim periods ended June 30, 2016 and 2015.

●         Revise the pro forma statements of operations on pages 10 and 11 of the draft registration statement to identify Xing Group as your predecessor.

●         Revise management’s discussion and analysis to discuss the results of operations cash flows and liquidity of the Xing Group for all periods presented in the financial statements included in the filing.

If you do not believe this entity represents your predecessor as such term is defined in Rule 405 of Regulation C, please explain your basis for this conclusion. In the event that you conclude that this entity is your predecessor, please confirm your understanding that you will be required to continue presenting predecessor financial statements and the applicable management’s discussion and analysis in your periodic reports subsequent to the effective date of your registration statement, to the extent necessary to cover all periods prescribed by the form.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Answer to Comment 31: The Company has considered the Staff’s comment. The Company does not consider Xing Group to be the registrant’s predecessor for financial reporting purposes. In reaching this conclusion, the Company considered ASC 805-10-25-5 and concluded that Xing Group was the acquired entity. The Company also noted that the registrant succeeded to all of the business of Xing Group. However, the Company does not believe that registrant’s operations before the acquisition were insignificant relative to Xing Group. In reaching this conclusion, the Company considered the guidance provided by S-X Rule 3-05 and the income test provided to assess significance. The Company applied this test as if Xing Group had acquired the registrant. The Company applied the income test as the Company is assessing whether the registrant’s operations (income/loss) are insignificant to that of Xing Group. As reported in the 2015 audited financial statements, the registrant recognized a loss of $972,714 (combining both the Successor and the Predecessor periods). The Xing Group recognized income of $772,308. Had Xing Group acquired the registrant, the Company would have concluded that the acquisition was significant based solely on the income test; and therefore the registrant’s operations are not insignificant relative to Xing Group. Had the Company not combined the Successor and Predecessor periods and/or if the Company averaged Xing Group income for the periods that are available (2014 and 2015), the Company would have reached the same conclusion.

New Age Beverages Corporation

Notes to Condensed Consolidated Financial Statements

Note 3 – Acquisition of Xing Beverage, LLC, page F-8

Comment 32: The pro forma financial information presented for the year ended December 31, 2015 as disclosed on page F-9 does not agree to that disclosed for this period on page 11 of the draft registration statement. Please reconcile and revise these amounts for consistency.

Answer to Comment 32: The Company has revised the registration statement in response to the Staff’s comment.

Note 4 – Inventories, page F-10

Comment 33: The amount of inventories as of December 31, 2015, as disclosed in the table in Note 10 of $4,252,425, does not agree with those in the balance sheet at this date of $196,220. Please reconcile and revise these amounts.

Answer to Comment 33: The Company has revised the registration statement in response to the Staff’s comment.

Note 6 – Notes Payable and Convertible Note Payable, page F-11

Comment 34: Please revise to disclose the significant terms of the $8.5 million loan obtained to fund the acquisition of the Xing Group. As part of these revised disclosures, please indicate the interest rate and repayment terms of this debt.

Answer to Comment 34: The Company has revised the registration statement in response to the Staff’s comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 28, 2016

Comment 35: Please amend your Form 10-Q for the interim period ended June 30, 2016 as necessary to comply with all applicable comments with respect to your financial statements included in the draft registration statement.

Answer to Comment 35: The Company has considered the Staff’s comment. The Company does not believe an amendment to the Form 10-Q is required based on the Company’s response to Comment 31.

Independent Auditor’s Report, page F-42

Comment 36: If the Xing Group is determined to be your predecessor pursuant to our comment above, please revise to obtain a report of the independent auditors for the Xing Group which indicates that the audit was conducted in accordance with PCAOB standards.

Answer to Comment 36: The Company has considered the Staff’s comment. The Company does not believe a revised audit report is required based on the Company’s response to Comment 31.

Recent Sales of Unregistered Securities, page II-2

Comment 37: Please describe the facts the company relied upon in determining that the Section 4(a)(2) exemption was available for the shares issued in connection with the Xing asset purchase agreement, including the number of offerees and the nature of the investors.

Answer to Comment 37: The Company has revised the registration statement on page II-2 in response to the Staff’s comment

Respectfully submitted,

/s/ Ken Bart
Ken Bart
Bart and Associates, LLC
Attorney for New Age Beverages Corporation

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511    Facsimile: (720)-528-7765    E: kbart@kennethbartesq.com

www.kennethbartesq.com